NEWALTA
Better ways to manage waste



05008715

May 27, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549



PROCESSING
SECTION
RECEIVED
JUN 06 2005
198
SEC MAIL
WASH, D.C.

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated May 16, 2005;
2. Report on Voting Results; and
3. Press Release dated May 18, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
JUN 09 2005
THOMSON
FINANCIAL



Took Whiteley
General Counsel

:vz
Encl.

8-03 SEC Letter - Week of May 16, 2005

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Fire Forces Change of Venue to Newalta Income Fund
Annual Meeting of Unitholders

CALGARY, Alberta, Canada, May 16, 2005 – Newalta Income Fund ("Newalta") today announced that, as a result of a fire at The Calgary Petroleum Club, the location of the Annual Meeting of the Unitholders of Newalta has been relocated to the Marriott Hotel, in the Mount Royal Room, 110 – 9th Avenue S.E., Calgary, Alberta, Canada. In order to facilitate the attendance of all those who wish to attend, the meeting will be delayed 30 minutes and will commence at 3:30 p.m. (Calgary time) on Tuesday, May 17, 2005 at the Marriott Hotel as set out above.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 42 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA INCOME FUND

Annual General Meeting of the Unitholders

May 17, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

General Business		Outcome of Vote
1.	The appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting.	Carried
2.	The election of the following nominees as trustees of the Issuer for the ensuing year or until their successors are elected or appointed:	Carried

Alan P. Cadotte
Robert M. MacDonald
R. Vance Milligan
Felix Pardo
R.H. (Dick) Pinder
Gordon E. Pridham
Clayton H. Riddell
Ronald L. Sifton
Barry D. Stewart

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces May Distribution

CALGARY, Alberta, Canada, May 18, 2005 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 15.0 cents per trust unit for the month of May, 2005 payable on June 15, 2005 to all unitholders of record on May 31, 2005. The ex-distribution date is May 27, 2005.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the May 18, 2005 closing price of $22.80 per trust unit, the April distribution represents an annualized cash-on-cash yield of approximately 7.9%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 42 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com